# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TGE Value Creative Solutions Corp, CIK 0002079933
CUSIP: G8773E100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079934

## Reporting persons
- TGE SpiderNet Capital Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,031,250; shared voting power 0; sole dispositive power 5,031,250; shared dispositive power 0; aggregate amount beneficially owned 5,031,250 (87.5% of the class)
  Comment: Note to Row (5) and (7) - Representing 5,031,250 Class A Ordinary Shares directly by TGE SpiderNet Capital Group LLC.
- The Generation Essentials Group: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,031,250; sole dispositive power 0; shared dispositive power 5,031,250; aggregate amount beneficially owned 5,031,250 (87.5% of the class)
  Comment: Note to Row (5) and (7) - Representing 5,031,250 Class A Ordinary Shares directly held by TGE SpiderNet Capital Group LLC. TGE SpiderNet Capital Group LLC is wholly owned by The Generation Essentials Group.
- AMTD Group Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,031,250; sole dispositive power 0; shared dispositive power 5,031,250; aggregate amount beneficially owned 5,031,250 (87.5% of the class)
  Comment: Note to Row (5) and (7) - Representing 5,031,250 Class A Ordinary Shares directly by TGE SpiderNet Capital Group LLC. TGE SpiderNet Capital Group LLC is wholly owned by The Generation Essentials Group. The Generation Essentials Group is ultimately controlled by AMTD Group Inc., which beneficially owns approximately 77.9% of the equity interests and 91.8% of the aggregate voting power of the total issued and outstanding share capital of The Generation Essentials Group, as of December 31, 2025.

## Item 1. Issuer
Name of issuer: TGE Value Creative Solutions Corp
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France, 75001

## Item 2. Person Filing
Name of person filing:
TGE SpiderNet Capital Group LLC

The Generation Essentials Group

AMTD Group Inc.
Address of principal business office or, if none, residence:
For TGE SpiderNet Capital Group LLC:
66 rue Jean-Jacques Rousseau, Paris, 75001

For The Generation Essentials Group:
66 rue Jean-Jacques Rousseau, Paris, 75001

For AMTD Group Inc.:
66 rue Jean-Jacques Rousseau, Paris, 75001
Citizenship:
TGE SpiderNet Capital Group LLC : Cayman Islands

The Generation Essentials Group : Cayman Islands

AMTD Group Inc. : British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
TGE SpiderNet Capital Group LLC - 5,031,250

The Generation Essentials Group - 5,031,250

AMTD Group Inc. - 5,031,250
Percent of class:
TGE SpiderNet Capital Group LLC - 87.5%

The Generation Essentials Group - 87.5%

AMTD Group Inc. - 87.5%
Sole power to vote or to direct the vote:
TGE SpiderNet Capital Group LLC - 5,031,250

The Generation Essentials Group - 0

AMTD Group Inc. - 0
Shared power to vote or to direct the vote:
TGE SpiderNet Capital Group LLC - 0

The Generation Essentials Group - 5,031,250

AMTD Group Inc. - 5,031,250
Sole power to dispose or to direct the disposition:
TGE SpiderNet Capital Group LLC - 5,031,250

The Generation Essentials Group - 0

AMTD Group Inc. - 0
Shared power to dispose or to direct the disposition:
TGE SpiderNet Capital Group LLC - 0

The Generation Essentials Group - 5,031,250

AMTD Group Inc. - 5,031,250

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- TGE SpiderNet Capital Group LLC: Feridun Hamdullahpur, Director (02/17/2026)
- The Generation Essentials Group: Feridun Hamdullahpur, Director (02/17/2026)
- AMTD Group Inc.: Feridun Hamdullahpur, Director (02/17/2026)